UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

May 6, 2009

Commission File Number 001-33725

Textainer Group Holdings Limited

(Exact Name of Registrant as Specified in its Charter)

Not Applicable

(Translation of Registrant’s name into English)

Century House

16 Par-La-Ville Road

Hamilton HM HX

Bermuda

(441) 296-2500

(Address and telephone number, including area code, of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

This report contains a copy of the press release entitled “Textainer Group Holdings Limited Reports First Quarter 2009 Results and Declares Quarterly Dividend,” dated May 6, 2009.

Exhibit

1.	Press Release dated May 6, 2009

Exhibit 1

Textainer Group Holdings Limited Reports First Quarter 2009 Results and Declares Quarterly Dividend

First Quarter 2009 and Other Highlights

•	Paid a $0.23 per common share dividend on March 3, 2009 to all shareholders of record as of February 20, 2009;

•	Declared a dividend of $0.23 per common share, payable on May 28, 2009 to all shareholders of record as of May 18, 2009;

•	Recorded net income excluding unrealized gains on interest rate swaps, net(1) of $19.8 million, or $0.41 per diluted common share, for the first quarter;

•	Recorded net income of $20.9 million, or $0.44 per diluted common share, for the first quarter;

•	Recorded revenue of $59.6 million for the first quarter;

•	Recorded a gain of $3.1 million on early extinguishment of debt (a $2.5 million gain net of related net income attributable to noncontrolling interest and income tax expense) in the first quarter; and

•	Closed the purchase of the rights to manage the container fleet of Amphibious Container Leasing Limited (“Amficon”) effective as of May 1, 2009.

HAMILTON, Bermuda, May 6, 2009 (BUSINESS WIRE) — Textainer Group Holdings Limited (NYSE:TGH) (“Textainer” or the “Company”), the world’s largest lessor of intermodal containers based on fleet size, today reported results for the first quarter ended March 31, 2009.

Total revenue for the quarter was $59.6 million, which was a decrease of $12.7 million, or 18%, compared to $72.2 million in the prior year quarter. This decrease was primarily due to an $11.4 million, or 83%, decrease in trading container sales proceeds to $2.3 million from $13.7 million in the prior year quarter due to a decline in the number of trading containers available for sale. As previously reported, the large quantity of trading containers sold in the first two quarters of 2008 were the result of transactions concluded near the end of 2007. We were able to sell many of these trading containers in the first half of 2008. We have since been unable to source purchase contracts of the same magnitude which has resulted in, trading sales being significantly lower in the second half of 2008 as was also the case in the first quarter of 2009. EBITDA(1) for the quarter was $42.2 million, which was a decrease of $2.0 million, or 5%, compared to $44.1 million in the prior year quarter.

Net income excluding unrealized gains on interest rate swaps, net(1) for the quarter was $19.8 million, a 12% decrease from the $22.5 million earned in the prior year quarter. Net income per diluted common share excluding unrealized gains on interest rate swaps, net(1) for the quarter was $0.41 per share, a 13% decrease from the $0.47 per share in the prior year quarter. Net income for the quarter was $20.9 million, which was an increase of $3.5 million, or 20%, compared to $17.4 million in the prior year quarter, primarily due to $1.3 million in unrealized gains on interest rate swaps, net compared to $6.3 million in unrealized losses on interest rate swaps, net in the prior year quarter and a $3.1 million gain in the first quarter of 2009 on early extinguishment of debt (a $2.5 million gain net of related net income attributable to noncontrolling interest and income tax expense). This was the result of purchasing some of our 2005-1 Series Bonds.

John A. Maccarone, President and CEO of Textainer commented, “During a time of uncertainty for the global economy, Textainer achieved solid results in the first quarter of 2009. Importantly, as a direct result of having 70% of the Company’s fleet committed to long-term leases, we were able to achieve a first quarter average utilization of 90.7%. We have worked closely with our customers to extend expiring leases at favorable rates in order to minimize any decline in utilization rates. We have also taken advantage of market opportunities by acquiring the management rights to the Amficon fleet in the second quarter of 2009. This acquisition, which we expect to be immediately accretive to earnings, will cost effectively grow our fleet by 7% in a low risk manner during a challenging time. Further, the agreement doubles our fleet of flatrack and open top containers, a market segment that we have targeted as part of our strategic growth initiative.”

Mr. Maccarone continued, “We are also pleased to have drawn upon our sizeable contracted revenue stream and declared a $0.23 per share dividend for the quarter. We have paid consecutive quarterly dividends since our IPO in October 2007, with the dividends averaging 46% of net income excluding unrealized gains (losses) on interest rate swaps, net(1). Notably, we continue to pay dividends during a time when we have maintained a conservative payout ratio, significant financial flexibility, and no Capex commitments. Going forward, we intend to utilize our leading financial position, which includes over $350 million in liquidity, to take advantage of attractive acquisition opportunities that may arise which meet our strict valuation and diligence requirements.”

Outlook

Industry

There have been no major container shipping line failures among our customers, despite the fact that the first quarter was very difficult for many of our liner companies. In addition, there are signs that the stimulus program in China is showing early results, with demand for containers from China’s domestic shipping lines and an improvement in Intra-Asia demand. We remain cautiously optimistic that the deep sea trades may benefit from increased cargo volumes in the near-term. Textainer also believes that the industry will continue to grow at approximately 2.4 times global GDP over the long term, a level that was achieved through several cycles from 1980 to 2007.

Regarding the supply-side fundamentals in the container industry, all of the dry freight container manufacturers in China are still closed and may not open until June, or later. As a result of this dynamic, once demand improves, we believe that Textainer’s customers may focus on leasing the Company’s existing containers after they absorb their own inventory. With no new production, the current surplus of containers may begin to be absorbed more quickly.

Textainer’s Operations

Textainer’s first quarter average utilization of 90.7% was strong by historical standards. While utilization is still declining, the rate of decline during the last seven weeks was significantly lower than in the first quarter. Further, approximately 80% of the containers which have been redelivered since the start of the fourth quarter of 2008 are in Asia, exactly where demand typically begins. The Company also has 70% of its fleet committed to long-term leases, which lessens the impact of any cyclical downturn.

Strategic Focus

Textainer has over $350 million of liquidity, and expects to pursue acquisitions and purchase-leasebacks at attractive valuations. The Company anticipates that there will be other opportunities to acquire competitors, similar to its recent acquisition of the management rights to the Amficon fleet, and complete purchase leaseback transactions at attractive terms.

Dividend

On May 5, 2009, Textainer’s board of directors approved and declared a quarterly cash dividend of $0.23 per share on Textainer’s issued and outstanding common shares, payable on May 28, 2009 to shareholders of record as of May 18, 2009. This dividend is unchanged from the prior quarter and will be the seventh consecutive quarterly dividend since Textainer’s October 2007 initial public offering, averaging 46% of net income excluding unrealized gains (losses) on interest rate swaps, net(1) during this period. The dividend represents 55% of net income excluding unrealized gains on interest rate swaps, net(1) for the first quarter. Textainer’s board of directors considers dividends on a quarterly basis. Historically, Textainer has paid about 50% of net income excluding unrealized gains or losses on interest rate swaps, net(1) in dividends, but the board of directors takes a fresh view every quarter and sets the dividend subject to cash needs for opportunities that may be available to us.

Second Quarter 2009 Gain on Early Extinguishment of Debt

During April and May of 2009, the Company repurchased more of its 2005-1 Bonds, which will result in the recognition of a gain on early extinguishment of debt of $16.3 million (a $12.9 million gain net of related net income attributable to noncontrolling interest and income tax expense) in the second quarter of 2009.

Investors’ Webcast

Textainer will hold a conference call and a Webcast with an accompanying slide presentation at 11:00 a.m. EDT on Wednesday May 6, 2009 to discuss Textainer’s 2009 first quarter results. An archive of the Webcast will be available one hour after the live call through May 6, 2010. For callers in the U.S. the dial-in number for the conference call is 1-877-741-4244; for callers outside the U.S. the dial-in number for the conference call is 1-719-325-4773. To access the live Webcast or archive, please visit Textainer’s website at http://www.textainer.com.

About Textainer Group Holdings Limited

Textainer has operated since 1979 and is the world’s largest lessor of intermodal containers based on fleet size. We have a total of more than 1.3 million containers, representing over 2 million twenty-foot equivalent units, in our owned and managed fleet. We lease containers to more than 400 shipping lines and other lessees. We principally lease dry freight containers, which are by far the most common of the three principal types of intermodal containers, although we also lease specialized and refrigerated containers. We have also been one of the largest purchasers of new containers among container lessors over the last 10 years. We believe we are also one of the largest sellers of used containers, having sold more than 170,000 containers during the last two years to more than 1,000 customers. We provide our services worldwide via a network of 14 regional and area offices and over 330 independent depots in more than 150 locations.

Important Cautionary Information Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of U.S. securities laws. Forward-looking statements include statements that are not statements of historical facts and include, without limitation, statements regarding (i) Textainer’s belief that its acquisition of the management rights to the Amficon fleet are expected to be immediately accretive to earnings and will cost effectively grow our fleet by 7% in a low risk manner during a challenging time; (ii) that there are signs that the stimulus program in China is showing early results, with demand for containers from China’s domestic shipping lines, and an improvement in Intra-Asia demand; (iii) that Textainer remains cautiously optimistic that the deep sea trades may benefit from increased cargo volumes in the near-term; (iv) Textainer’s belief that the industry will continue to grow at approximately 2.4 times global GDP over the long term, a level that was achieved through several cycles from 1980 to 2007; (v) Textainer’s belief that once container demand improves, its customers may focus on leasing our existing containers after they absorb their own inventory; (vi) Textainer’s expectation that, with no new container production, the current surplus of containers may begin to be absorbed more quickly; (vii) Textainer’s expectation that containers redelivered in Asia is where demand typically begins and (viii) Textainer’s expectation that there will be other opportunities to acquire competitors, similar to our recent acquisition of the management rights to the Amficon fleet, and complete purchase leaseback transactions at attractive terms. Readers are cautioned that these forward-looking statements involve risks and uncertainties, are only predictions and may differ materially from actual future events or results. These risks and uncertainties include, without limitation, the risk that the current global financial crisis and global recession may adversely affect our business, financial condition and results of operations, including the risk that the current global financial crisis and global recession may delay or prevent Textainer’s customers from making payments; the risk that gains and losses associated with the disposition of equipment may fluctuate; Textainer’s ability to finance the continued purchase of containers; the demand for leased containers depends on many political and economic factors beyond Textainer’s control; lease and freight rates may decline; the demand for leased containers is partially tied to international trade; Textainer faces extensive competition in the container leasing industry; the international nature of the container shipping industry exposes Textainer to numerous risks; and other risks and uncertainties, including those set forth in Textainer’s filings with the Securities and Exchange Commission.

For a discussion of some of these risks and uncertainties, see Item 3 “Key Information— Risk Factors” in Textainer’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 16, 2009.

Textainer’s views, estimates, plans and outlook as described within this document may change subsequent to the release of this press release. Textainer is under no obligation to modify or update any or all of the statements it has made herein despite any subsequent changes Textainer may make in its views, estimates, plans or outlook for the future.

Contact:

Textainer Group Holdings Limited

Mr. Tom Gallo, 415-658-8227

Investor Relations Director

ir@textainer.com

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Balance Sheets

March 31, 2009 and December 31, 2008

(Unaudited)

(All currency expressed in United States dollars in thousands)

	2009	2008
Assets
Current assets:
Cash and cash equivalents	$66,861	$71,490
Accounts receivable, net of allowance for doubtful accounts of $6,118 and $5,855 in 2009 and 2008, respectively	49,056	49,328
Net investment in direct financing and sales-type leases	17,868	17,086
Containers held for resale	1,246	1,596
Prepaid expenses	2,872	3,271
Deferred taxes	1,961	1,961
Due from affiliates, net	82	39

Total current assets	139,946	144,771
Restricted cash	13,429	16,107
Containers, net of accumulated depreciation of $342,534 and $338,190 in 2009 and 2008, respectively	982,811	999,411
Net investment in direct financing and sales-type leases	72,747	74,633
Fixed assets, net of accumulated depreciation of $7,809 and $8,008 in 2009 and 2008, respectively	1,405	1,406
Intangible assets, net of accumulated amortization of $14,619 and $12,642 in 2009 and 2008, respectively	62,788	64,751
Other assets	2,261	2,688

Total assets	$1,275,387	$1,303,767

Liabilities and Equity
Current liabilities:
Accounts payable	$4,732	$4,922
Accrued expenses	10,677	10,212
Container contracts payable	—	2,068
Deferred revenue	1,393	—
Due to owners, net	10,673	10,877
Bonds payable	57,000	58,000

Total current liabilities	84,475	86,079
Revolving credit facility	3,000	53,000
Secured debt facility	325,933	300,402
Bonds payable	293,660	313,241
Deferred revenue	2,953	—
Interest rate swaps	18,058	19,387
Income tax payable	17,169	16,074
Deferred taxes	7,578	7,577

Total liabilities	752,826	795,760

Equity:
Textainer Group Holdings Limited shareholders’ equity:
Common shares, $0.01 par value. Authorized 140,000,000 shares; issued and outstanding 47,760,771 and 47,604,740 at 2009 and 2008, respectively	478	476
Additional paid-in capital	167,813	166,744
Accumulated other comprehensive (loss) income	(294)	(224)
Retained earnings	292,539	282,613

Total Textainer Group Holdings Limited and shareholders’ equity	460,536	449,609
Noncontrolling interest	62,025	58,398

Total equity	522,561	508,007

Total liabilities and equity	$1,275,387	$1,303,767

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Statements of Income

Three months ended March 31, 2009 and 2008

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

	Three Months Ended March 31,
	2009	2008
Revenues:
Lease rental income	$49,095	$47,534
Management fees	5,844	7,450
Trading container sales proceeds	2,265	13,714
Gains on sale of containers, net	2,377	3,537

Total revenues	59,581	72,235

Operating expenses:
Direct container expense	7,822	6,060
Cost of trading containers sold	2,003	10,068
Depreciation expense	11,152	12,884
Amortization expense	1,610	1,970
General and administrative expense	5,325	5,760
Short-term incentive compensation expense	595	811
Long-term incentive compensation expense	841	655
Bad debt expense, net	667	135

Total operating expenses	30,015	38,343

Income from operations	29,566	33,892

Other income (expense):
Interest expense	(3,300)	(6,947)
Gain on early extinguishment of debt	3,100	—
Interest income	34	577
Realized losses on interest rate swaps and caps, net	(3,903)	(685)
Unrealized gains (losses) on interest rate swaps, net	1,329	(6,269)
Gain on lost military containers, net	139	—
Other, net	(271)	(154)

Net other expense	(2,872)	(13,478)

Income before income tax and noncontrolling interest	26,694	20,414
Income tax expense	(2,156)	(1,345)

Net income	24,538	19,069
Less: Net income attributable to the noncontrolling interest	(3,627)	(1,703)

Net income attributable to Textainer Group Holdings Limited and Subsidiaries’ common shareholders	$20,911	$17,366

Net income per share:
Basic	$0.44	$0.36
Diluted	$0.44	$0.36
Weighted average shares outstanding (in thousands):
Basic	47,761	47,605
Diluted	47,763	47,652

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Three months ended March 31, 2009 and 2008

(Unaudited)

(All currency expressed in United States dollars in thousands)

	2009	2008
Cash flows from operating activities:
Net income	$20,911	$17,366

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation expense	11,152	12,884
Bad debt expense, net	667	135
Unrealized (gains) losses on interest rate swaps, net	(1,329)	6,269
Amortization of debt issuance costs	623	357
Amortization of intangible assets	1,610	1,970
Amortization of acquired above-market leases	368	—
Gains on sale of containers and lost military containers, net	(2,516)	(3,537)
Gain on extinguishment of debt	(3,100)	—
Share-based compensation expense	814	592
Noncontrolling interest	3,627	1,703
Changes in operating assets and liabilities	1,641	(672)

Total adjustments	13,557	19,701

Net cash provided by operating activities	34,468	37,067

Cash flows from investing activities:
Purchase of containers and fixed assets	(5,847)	(44,324)
Proceeds from sale of containers and fixed assets	12,718	11,357
Receipt of principal payments on direct financing and sales-type leases	4,451	3,599

Net cash provided by (used in) investing activities	11,322	(29,368)

Cash flows from financing activities:
Proceeds from revolving credit facility	—	18,000
Principal payments on revolving credit facility	(50,000)	(39,500)
Proceeds from secured debt facility	57,000	74,500
Principal payments on secured debt facility	(31,500)	(35,500)
Principal payments on bonds payable	(14,500)	(14,500)
Purchase of bonds payable	(3,022)	—
Decrease in restricted cash	2,678	2,677
Debt issuance costs	(20)	(39)
Repayments of notes receivable from shareholders	—	56
Dividends paid	(10,985)	(9,997)

Net cash used in financing activities	(50,349)	(4,303)

Effect of exchange rate changes	(70)	(81)

Net (decrease) increase in cash and cash equivalents	(4,629)	3,315
Cash and cash equivalents, beginning of the year	71,490	69,447

Cash and cash equivalents, end of the period	$66,861	$72,762

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Non-GAAP Reconciliation of Net Income to EBITDA and Net Income to Net Income Excluding Unrealized Gains (Losses) on Interest Rate Swaps, Net Three Months Ended March 31, 2009 and 2008 (Unaudited) (All currency expressed in United States dollars in thousands, except per share amounts)

(1) The following is a reconciliation of net income to EBITDA, a reconciliation of net income to net income excluding unrealized gains (losses) on interest rate swaps, net and a reconciliation of net income per diluted common share to net income per diluted common share excluding unrealized gains (losses) on interest rate swaps, net for the three months ended March 31, 2009 and 2008. EBITDA (defined as net income before interest income and interest expense, realized and unrealized gains (losses) on interest rate swaps, net, income tax expense, net income attributable to noncontrolling interest, depreciation and amortization expense and the related impact on net income attributable to noncontrolling interest), net income excluding unrealized gains (losses) on interest rate swaps, net (defined as net income before unrealized losses on interest rate swaps, net and the related impact on income tax (benefit) expense and net income attributable to noncontrolling interest) and net income per diluted common share excluding unrealized gains (losses) on interest rate swaps, net (defined as net income per diluted common share before unrealized gains (losses) on interest rate swaps, net and the related impact on income tax expense and net income attributable to noncontrolling interest) are not financial measures calculated in accordance with U.S. generally accepted accounting principles (“GAAP”) and should not be considered as an alternative to net income, income from operations or any other performance measures derived in accordance with GAAP or as an alternative to cash flows from operating activities as a measure of our liquidity. EBITDA, net income excluding unrealized gains (losses) on interest rate swaps, net and net income per diluted common share excluding unrealized gains (losses) on interest rate swaps, net are presented solely as supplemental disclosures. Management believes that EBITDA may be a useful performance measure that is widely used within our industry and net income excluding unrealized gains (losses) on interest rate swaps, net may be a useful performance measure because Textainer intends to hold its interest rate swaps until maturity and over the life of an interest rate swap held to maturity the unrealized gains or losses will net to zero. EBITDA is not calculated in the same manner by all companies and, accordingly, may not be an appropriate measure for comparison. Management also believes that net income excluding unrealized gains (losses) on interest rate swaps, net and net income per diluted common share excluding unrealized gains (losses) on interest rate swaps, net are useful in evaluating our operating performance because unrealized gains (losses) on interest rate swaps, net is a noncash, non-operating item. We believe EBITDA, net income excluding unrealized gains (losses) on interest rate swaps, net and net income per diluted common share excluding unrealized gains (losses) on interest rate swaps, net provides useful information on our earnings from ongoing operations. We believe that EBITDA provides useful information on our ability to service our long-term debt and other fixed obligations and on our ability to fund our expected growth with internally generated funds. EBITDA, net income excluding unrealized gains (losses) on interest rate swaps, net and net income per diluted common share excluding unrealized gains (losses) on interest rate swaps, net have limitations as analytical tools, and you should not consider either of them in isolation, or as a substitute for analysis of our operating results or cash flows as reported under GAAP. Some of these limitations are:

•	They do not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments;

•	They do not reflect changes in, or cash requirements for, our working capital needs;

•	EBITDA does not reflect interest expense or cash requirements necessary to service interest or principal payments on our debt;

•

Although depreciation is a noncash charge, the assets being depreciated may be replaced in the future, and neither EBITDA, net income excluding unrealized gains (losses) on interest rate swaps, net or net income per diluted common share excluding unrealized gains (losses) on interest rate swaps, net reflects any cash requirements for such replacements;

•	They are not adjusted for all noncash income or expense items that are reflected in our statements of cash flows; and

•	Other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures.

	Three Months Ended March 31,
	2009	2008
	(Dollars in thousands)
	(Unaudited)
Reconciliation of EBITDA:
Net income	$20,911	$17,366
Adjustments:
Interest income	(34)	(577)
Interest expense	3,300	6,947
Realized losses on interest rate swaps and caps, net	3,903	685
Unrealized (gains) losses on interest rate swaps, net	(1,329)	6,269
Income tax expense	2,156	1,345
Net income attributable to noncontrolling interest	3,627	1,703
Depreciation expense	11,152	12,884
Amortization expense	1,610	1,970
Impact of reconciling items on net income attributable to noncontrolling interest	(3,146)	(4,450)

EBITDA	$42,150	$44,142

Reconciliation of net income excluding unrealized (gains) losses on interest rate swaps, net:
Net income	$20,911	$17,366
Adjustments:
Unrealized (gains) losses on interest rate swaps, net	(1,329)	6,269
Impact of reconciling item on net income attributable to noncontrolling interest	220	(1,099)

Net income excluding unrealized (gains) losses on interest rate swaps, net	$19,802	$22,536

Reconciliation of net income per diluted common share excluding unrealized (gains) losses on interest rate swaps, net:
Net income per diluted common share	$0.44	$0.36
Adjustments:
Unrealized (gains) losses on interest rate swaps, net	(0.03)	0.13
Impact of reconciling item on net income attributable to noncontrolling interest	—	(0.02)

Net income per diluted common share excluding unrealized (gains) losses on interest rate swaps, net	$0.41	$0.47

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 6, 2009

Textainer Group Holdings Limited

/s/ John A. Maccarone
John A. Maccarone
President and Chief Executive Officer